ADVISORS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 1st day of April, 2009, by and between Advisors Series Trust, a Delaware statutory trust (the “Trust”), on behalf of The Teberg Fund (the “Fund”), a series of the Trust, and the investment advisor of the Fund, First Associated Investment Advisors, Inc., a Minnesota corporation (the “Advisor”), and supersedes the Operating Expenses Limitation Agreement dated April 1, 2002.

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 11th day of March 2002, (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits; and

WHEREAS, the Advisor further desires to reduce the Advisor’s management fee by the amount of any Rule 12b-1 fees received from Askar Corp. from transactions involving the Fund, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement this reduction;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.
LIMIT ON OPERATING EXPENSES.  The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the average annual net assets to the amount listed in Appendix A (the “Annual Limit”).  In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.  In addition, the Advisor agrees to reduce the Advisor’s management fee, whether or not the Annual Limit has been exceeded, by the amount of any Rule 12b-1 fees received from Askar Corp. from transactions involving the Fund (the “Rule 12b-1 fee reduction”).  The Advisor will pay to the Fund, on a monthly basis, the amount of any Rule 12b-1 fee reduction.

2.
DEFINITION.  For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, acquired fund fees and expenses, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.
REIMBURSEMENT OF FEES AND EXPENSES.  With respect to the Annual Limit, the Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.  With respect to the Rule 12b-1 fee reduction, the Advisor does not retain a right to receive reimbursement of any reduction in the management fee.

4.
TERM.  This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.
TERMINATION.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6.	ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.
SEVERABILITY.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.
GOVERNING LAW.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST on behalf of the The Teberg Fund	FIRST ASSOCIATED INVESTMENT ADVISORS, INC.

By: /s/ Douglas G. Hess	By: /s/ Curtis A. Teberg
Name: Douglas G. Hess	Name: Curtis A. Teberg
Title: President	Title: President

Appendix A

Series or Fund of Advisors Series Trust	Operating Expense Limit

The Teberg Fund	2.50%, plus a reduction of the management fee in the amount of any Rule 12b-1 fees received from Askar Corp. from transactions involving the Fund